Exhibit 99.2

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2025

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

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Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2025

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

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Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2025	December 31, 2024
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$22,431	$17,238
Restricted cash	253	230
Accounts receivable	95	495
Inventories	1,430	1,304
Other current assets	475	436
Total current assets	24,684	19,703

Non-current Assets:
Operating lease - right of use asset	423	582
Fixed assets, net	263	312
	686	894

Total assets	25,370	20,597

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	77	107
Current operating lease liability	345	305
Other accounts payable	2,194	2,266
Total current liabilities	2,616	2,678

Non-current operating lease liability	60	217

Total liabilities	2,676	2,895

Shareholders’ equity
Ordinary shares	—	—
Additional paid in capital	125,043	114,372
Accumulated deficit	(102,349)	(96,670)
Total shareholders’ equity	22,694	17,702

Total liabilities and shareholders’ equity	25,370	20,597

The accompanying notes are an integral part of the financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per ordinary share data)

	Six months ended
	June 30,
	2025	2024

Revenues	$237	$761
Cost of revenues	(189)	(372)

Gross profit	48	389

Research and development expenses	(3,241)	(2,458)

General and administrative expenses	(2,512)	(2,116)

Operating loss	(5,705)	(4,185)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	(380)	(18,835)
Other financing income (expenses), net	406	(1,304)

Net loss for the period	(5,679)	(24,324)

Basic and diluted loss per share	(0.11)	(1.99)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	50,364,274	12,193,918

The accompanying notes are an integral part of the financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2025	37,943,891	—	114,372	(96,670)	17,702
Issuance of shares as a result of exercise of warrants, net of issuance costs (*)	5,950,000	—	2,307	—	2,307
Restricted Share Units vesting	1,068,000	—	390	—	390
Issuance of ordinary shares in relation to the SEPA (See Note 3C)	8,094,297	—	7,917	—	7,917
Issuance of ordinary shares under ATM program, net of issuance costs (**)	308,987	—	18	—	18
Share-based payment	—	—	39	—	39
Net loss for the period	—	—	—	(5,679)	(5,679)

Balance as of June 30, 2025	53,365,175	—	125,043	(102,349)	22,694

(*)	Issuance costs in the amount of approximately $121. (See Note 3B)
(**)	Issuance costs in the amount of approximately $111. (See Note 3D)

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares			Additional		Total
	Number of shares		USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2024	2,998,278		68	68,681	(65,962)	2,787
Cancelation of the par value of ordinary shares	—		(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (*)	3,554,200	(**)	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	12,258,487		—	23,791	—	23,791
Classification of warrant liabilities to equity warrants	—		—	6,143	—	6,143
Share-based payment	—		—	95	—	95
Net loss for the period	—		—	—	(24,324)	(24,324)

Balance as of June 30, 2024	18,810,965		—	100,182	(90,286)	9,896

(*)	Issuance costs in the amount of approximately $39.
(**)	Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024 (see Note 3B).
(***)	Issuance costs in the amount of approximately $187.

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2025	2024

Cash flows from operating activities
Net loss for the period	$(5,679)	$(24,324)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	59	85
Share-based payment	429	95
Change in operating lease liability	42	(13)
Effect of exchange rate changes on cash and cash equivalents	(128)	56
Revaluation of derivatives, warrant liabilities and other	380	18,835
Amortization of a discount related to a convertible loan credit facility	—	1,229

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivables	400	(135)
Increase in other current assets	(39)	(18)
Decrease (increase) in inventories	(126)	9
Decrease in trade accounts payable	(30)	(97)
Increase (decrease) in other accounts payable	31	(317)

Net cash used in operating activities	(4,661)	(4,595)

Cash flows from investing activities
Purchase of fixed assets	(10)	(6)

Net cash used in investing activities	(10)	(6)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	1,500
Payments on convertible loan credit facility	—	(1,000)
Proceeds from exercise of warrants, net of issuance expenses	2,204	7,813
Proceeds from issuance of shares and warrants, net of issuance expenses	7,555	2,961

Net cash provided by financing activities	9,759	11,274

Effect of exchange rate changes on cash and cash equivalents	128	(56)
Increase in cash, cash equivalents and restricted cash	5,216	6,617
Cash, cash equivalents and restricted cash at the beginning of the period	17,468	3,289

Cash, cash equivalents and restricted cash at the end of the period	$22,684	$9,906

Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	—	500

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

 NOTE 1 - GENERAL

A.	Reporting Entity

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is an early commercialization stage technology company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

These interim condensed financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2024 and for the year ended on that date, and the accompanying notes included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

The Company’s activities are subject to significant risks and uncertainties. The Company has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

As described in note 3B and note 3C, during the reported period, the Company raised approximately $11.3 million as part of issuance of shares and exercises of warrants, and according to the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for more than 12 months of operations.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025, and the Company’s results of operations and cash flows for the six months ended June 30, 2025, and 2024. For further information, reference is made to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD

A.	On January 7, 2025, the Company signed a Memorandum of Understanding (“MOU”) with Sujan Ventures. Under the terms of the MOU, Sujan Ventures will lead local efforts to introduce Rail Vision’s advanced safety systems to the Indian market. As an initial step, Rail Vision will conduct a short trial of its systems at the customer’s facilities to demonstrate their capabilities. Following satisfaction and approval of Sujan Venture’s customers, the parties intend to proceed with a definitive agreement to advance their collaboration. Sujan Ventures made an initial upfront payment to the Company and will make additional payments upon the completion of certain milestones. In addition, during the term of the MOU, Sujan Ventures shall have the exclusive right to negotiate and enter an agreement to distribute the Company’s solutions in India.

B.	Exercise of Facility Warrants

On January 9, 2024, in connection with a facility agreement, the Company issued warrants (the “Facility Warrants”) to the lender to purchase up to 2,419,354 ordinary shares of the Company at an exercise price of $3.10 per share, subject to certain adjustments and certain anti-dilution protection, for an aggregate exercise amount of $7,500. The Facility Warrants were exercisable immediately upon issuance and have a term of five years from the date of issuance. The warrants are subject to certain adjustments, including anti-dilution protections.

On January 18, 2024, the Company executed a private placement which its terms triggered an anti-dilution protection and accordingly the exercise price of the Facility Warrants was adjusted to $0.408 and the amount of ordinary shares issuable upon full exercise of the Facility Warrants was adjusted to 18,382,353 shares.

As of June 30, 2025, a total of 17,170,000 Facility Warrants had been exercised, including 5,950,000 during the six months ended June 30, 2025, generating gross proceeds of approximately $7,005 to the Company, of which $2,428 ($2,307 net of issuance costs) were received during the six-month period ended June 30, 2025.

C.	Standby Equity Purchase Agreement (“SEPA”)

On October 7, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD. (“Yorkville”), which was amended on February 26, 2025, and pursuant to which the Company had the right to require Yorkville to purchase up to $30 million of the Company’s ordinary shares, from time to time, at its discretion. The SEPA includes a “put right”, which was evaluated under ASC 815-40 and determined to be a derivative liability, as it does not qualify for equity classification. The put right is measured at fair value at each reporting date, with changes in value recognized in the statement of comprehensive loss. The valuation is classified within Level 2 of the fair value hierarchy. The fair value of the put right was determined to be immaterial as of both December 31, 2024, and June 30, 2025.

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NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

C.	Standby Equity Purchase Agreement (“SEPA”) (Cont.)

As of June 30, 2025, the Company had issued an aggregate of 22,210,892 ordinary shares under the SEPA, for total gross proceeds of approximately $18,308, including 8,094,297 ordinary shares issued during the six-month period ended June 30, 2025, for gross proceeds of approximately $7,537.

An amount of $1,346 and $380 was recorded as expenses in “Revaluation of derivatives, warrant liabilities and other” regarding these issuances of ordinary shares, for the year ended December 31, 2024, and the six months ended June 30, 2025, respectively.

On April 24, 2025, concurrently with the entry into the ATM Sales Agreement (see Note 3D below), the Company reduced the maximum aggregate offering price registered under the SEPA to zero.

D.	At-the-Market Offering

On April 24, 2025, the Company entered into a Sales Agreement (the “ATM Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (“A.G.P.”), pursuant to which the Company may offer and sell, from time to time through A.G.P, ordinary shares in an at-the-market (ATM) offering, for total gross proceeds of up to $11.3 million. The offering is being conducted under the Company’s shelf registration statement on Form F-3, which was declared effective by the SEC on April 23, 2024. A.G.P. acts as sales agent and is entitled to a 3.0% commission on gross proceeds from any sales.

During the six-month period ended June 30, 2025, the Company sold an aggregate of 308,987 ordinary shares under the ATM Sales Agreement, for total gross proceeds of approximately $130 thousand.

Subsequent to June 30, 2025, an additional 2,946,867 ordinary shares have been issued under the ATM Sales Agreement resulting in additional gross proceeds of approximately $1,213 to the Company.

E.	Share-Based Compensation

In April 2025, the Company granted a total of 2,934,000 ordinary shares underlying restricted share units (“RSUs”) to its employees and service providers, which are issuable upon the applicable vesting dates under the Company’s Amended Share Option Plan. As of June 30, 2025, a total of 624,000 RSUs granted in April 2025 had vested. For the six months ended June 30, 2025, the Company recorded an expense of $273 in respect of these grants.

F.	Change in Chief Executive Officer

On April 24, 2025, the Board of Directors appointed Mr. David BenDavid as Chief Executive Officer of the Company. On the same date, Mr. Shahar Hania stepped down from his role as Chief Executive Officer and was appointed as a member of the Board of Directors.

NOTE 4 - SUBSEQUENT EVENTS

Regarding additional ordinary shares issued under the ATM Sales Agreement subsequent to June 30, 2025, see Note 3D above.

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